THE LAW OFFICE OF JILLIAN SIDOTI

38730 Sky Canyon Drive Suite A Murrieta, CA 92596 (323) 799-1342 (951) 224-6675 www.jilliansidoti.com

December 28, 2011

Ms. Angela McHale
Securities Exchange Commission

Re: James River Holdings Corp.
Registration Statement on Form S-11
Filed September 13, 2011
                        File No. 333-176809

Dear Ms. McHale,

Please see our answers to your comments below.

General

1.         We note your response to comment 1 of our letter dated October 6, 2011.  In the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

The following sentence has been added per this comment:

“We have no present plans to be acquired or to merge with another company nor do we, nor do any of our shareholders, has  any plan to enter into a change of control or similar transaction.”

2.         We note your response to comment 2 of our letter dated October 6, 2011 in which you indicate that your officers have decided to forgo the idea to form a community bank. However, we continue to note from your disclosure that you plan to “flip” properties.  In light of this, your registration on Form S-11 may not be appropriate.  Please explain to us why you believe you meet the eligibility requirements under General Instruction A to Form S-11 or, alternatively, choose an appropriate form for your registration statement.

In the instructions of Form S-11, it states: “This form shall be used for registration under the Securities Act of 1933 of (i) securities issued by real estate investment trust, as defined in Section 856 of the Internal Revenue Code, or (ii) securities issued by other issuers whose business is primarily that of acquiring and holding for investment real estate or interests in real estate or interests in other issuers whose business is primarily that of acquiring and holding real estate or interest in real estate for investment.”

As stated in the business plan of the Company, the primary business is acquiring real estate. Since it the Company’s desire to “flip” some of these properties, it is unclear from the above instructions how long of a “holding period” is required for such real estate acquisitions in order for Form S-11 to be appropriate. Furthermore, despite the Company’s desire to “flip properties” it is also the Company’s desire to acquire and hold real estate for a period of time longer than one year. Please see our business plan. It is the opinion of Company counsel that no other form is more appropriate as the primary business, in fact the only business, of the Company is to invest in real estate.

3.         We note your response to comment 3 of our letter dated October 6, 2011, and we note that you have removed the legend from the cover page of the registration statement. Please add the prospectus subject to completion legend to the prospectus cover page. Please refer to Item 501(b)(10) of Regulation S-K.

The legend is still there on Page 3.

Risk Factors, page 7

Multiple conflicts of interest exist…, page 8

We will require additional financing in order to implement our business plan…, page 9

4.         We note your response to comment 9 of our letter dated October 6, 2011, as well as your revised disclosure which states that you will need at least $50,000 in equity financing to implement your business plan but that you have not secured any bank financing.  Please revise your disclosure to discuss in detail how your business plan will change if you do not secure the $50,000 in equity financing.

If we do not acquire $50,000 in equity financing, it is possible that we will either need to cease doing business or will need to turn to our officer and director, J. Barry Watts, for additional capital. There is no assurance that Mr. Watts will be able to provide us such capital.

Use of Proceeds, page 17

5.         We note your response to comment 15 of our letter dated October 6, 2011 in which you indicate that you have not secured any financing agreements with Bank of America or Toronto Dominion Bank.  Please remove the references to those banks.  You may revise to state, if accurate, that you expect debt service to not exceed 8% per annum based on current market rates.

We have removed these references as advised.

6.         We note your response to prior comment 19.  Please tell us and disclose how you will account for the reimbursement of offering costs not yet incurred or paid should you be required to make such payments to Mr. Watts.

We will account for these expenses in our financials. Mr. Watts is not seeking reimbursement for expenses already paid as he received stock in exchange for paying for such expenses. It is expected that Mr. Watts will take a non-interest bearing demand promissory note if he is to pay for any other expenses related to this offering.

Director, Executive Officers, Promoters and Control Persons, page 24

7.         Please revise the first sentence of Mr. Watt’s biographical paragraph on page 24 to clarify, if accurate, that you are providing Mr. Watt’s information in this paragraph.

We have updated Mr. Watt’s titles in his biographical information.

8.         It appears from the website www.jbarrywatts.com that J. Barry Watts is providing professional coaching services and financial planning with The Springfield Funds. However, we note that Mr. Watts’ business experience, as disclosed on page 24, does not reflect this. Please revise or advise. In addition, to the extent applicable, please revise your disclosure where appropriate to discuss any related conflicts.  Lastly, please confirm whether The Springfield Funds is the “private lending company” to which you refer on page 24.  If so, please disclose as such.

Mr. Watts currently does not have any “coaching” clients per this website. The Springfield Funds is what Mr. Watts uses to refer to all of his real estate companies disclosed in the “Conflicts of Interest” section of the S-11 registration statement. It is not the “private lending company” to which we refer to on page 24.

9.         We note your response to comment 22 of our letter dated October 6, 2011.  Please revise your disclosure regarding Mr. Watts’ experience to describe his principal occupations and employment during the past five years, including the dates of employment for each. Please refer to Item 401(e) of Regulation S-K.

We updated this section to read as follows:

J. Barry Watts, 48, is the CEO, President, Treasurer, and Chairman of the Board, graduated from the University of Missouri with a degree in Agricultural Economics and earned a graduate degree from Campbellsville University. From 1994 to 2009, he worked in the securities industry as a Registered Representative and General Securities Principal. In 2004, he founded and owned a broker-dealer trading securities on Wall Street, is a Certified Financial Planner, and has started ten different investor-owned companies focused in real estate and fixed income investment. Since 2005 to the present date, Mr. Watts has owned and operated Springfield Property Management, Inc. and since 2003, has been an active real estate investor with his various companies (see below and “Conflicts of Interest”). In addition Mr. Watts owns a majority interest in the following organizations: Springfield Property Management, Inc. (a property management company for mostly single family homes), Difference Makers, LLC (an organization that provides services and funds to third world Latin American countries), Professional Entity Management, LLC (a company that specifically provides management services for various real estate investment companies that Mr. Watts also operates), Harry Buys Houses, LLC (a real estate company which specifically buys distressed single family homes for rent and resale), Investor Capital Lending, Inc. (a fund which focuses on investing in long term single family holds), Greater Springfield Contractors, LLC (a construction company that provides general contractor services to Mr. Watts’ other companies) and Greater Springfield, LLC, a real estate agency.  Mr. Watts also owns a private lending company (with less than $10 million in assets) that lends to single family real estate. In the past five years, Mr. Watts’ time has primarily been dedicated to Springfield Property Management, Inc.  which is a property management firm in Springfield, MO however has run several other real estate funds and business as described herein and within our Conflicts of Interest section. Mr. Watts’s experience in both finance and real estate lead to his being chosen as our CEO/PRESIDENT, Treasurer, and Chairman of the Board of Directors. Mr. Watts obtained his real estate sales license in the state of Missouri in 2011, but does not use his license although it is active with James P. Morgan. Mr. Watts has served as our CEO, President, Treasurer, and Chairman of the Board of Directors since our inception in May of 2011 and will serve until a vote of shareholders or our Board of Directors takes place.

10.       We note your response to comment 25 of our letter dated October 6, 2011.  Please further revise your disclosure to identify the principal business of each of these entities.

We have added the following information

In addition Mr. Watts owns a majority interest in the following organizations: Springfield Property Management, Inc. (a property management company for mostly single family homes), Difference Makers, LLC (an organization that provides services and funds to third world Latin American countries), Professional Entity Management, LLC (a company that specifically provides management services for various real estate investment companies that Mr. Watts also operates), Harry Buys Houses, LLC (a real estate company which specifically buys distressed single family homes for rent and resale), Investor Capital Lending, Inc. (a fund which focuses on investing in long term single family holds), Greater Springfield Contractors, LLC (a construction company that provides general contractor services to Mr. Watts’ other companies) and Greater Springfield, LLC, a real estate agency.

11.       We note you indicate on page 24 that Kelly Watts is Vice President and Director.  We further note that Kelly Watts signs the registration statement as Treasurer.  Please revise for consistency.

This was in error. Mrs. Watts should not be signing as treasurer. This has been revised.

12.       You indicate on page 5 that you have only one director.  However, both Kelly Watts and Nola Peterson are listed as directors on page 24.  Please revise to reconcile.

Mr. Watts is the only member of the board currently. This has been revised.

Description of Securities, page 26

13.       We note you indicate on page 26 and throughout the document that your Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock.  We further note that your certificate of incorporation, filed as exhibit 3.1, authorizes the issuance of 110,000,000 shares of common stock.  Please revise to reconcile.

The Company has filed an amendment to state that the Company has authorized 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.

Description of Business, page 27

14.       We note your added disclosure on page 28, as well as in footnote (5) on page 18 regarding Mr. Watts’ new business opportunity in Christian, MO to buy acreage or provide financing for the purchase of single family homes.  Please revise to clarify whether this opportunity was presented to this company or to one or more of the other companies owned by Mr. Watts.

It was not presented to any particular company, but to Mr. Watts’ specifically to see if he had an interest in the property for any of his companies.

Milestones, page 30

15.       We note your response to comment 32 of our letter dated October 6, 2011 in which you have revised your disclosure to provide your company’s plan of operations in greater detail. Please provide the estimated expenses associated with each milestone, and explain how the company intends to meet the milestones if it cannot receive the anticipated funding for each.

We have made multiple updates to the Milestones section. Please see below:

To date, we have organized our and developed our business plan. Other than this, we have not accomplished any other milestones. Below is an outline of the milestones we expect to reach in the next 12 months.

First Quarter 2012 – Receive an effective registration statement from the S-11.

Upon Effectiveness (first quarter of 2012) – raise capital to start purchasing of single family homes in Greene and Christian Counties, MO. If we are unable to raise sufficient capital to purchase single family homes, we will look to our officer and director, Mr. Watts for an infusion of capital. Mr. Watts may be unable to provide such capital, and thus, if we are unable to raise enough capital, we may become insolvent.

Within the first six months of 2012 – purchase homes with capital raised from the sale of corporate stock. Rehab properties if necessary. Develop banking relationships for further leveraging assets. Contract with renters for long term hold properties that the Company may have acquired. We intend on raising the capital from this offering. However, we may be unable to raise the capital required within six months as stated here and thus, we may need to extend our timeline for milestones. If so, we may look to Mr. Watts for additional capital so that we may fully implement the plan of the company. If we are unable to raise capital from the sale of capital stock, we may become insolvent.

January 2012 – seek out relationships with private equity firms and other larger funds and REITs that may be interested in providing a second round of financing beyond the registered stock herein so that the Company can seek out larger properties such as mobile home parks. If we are unable to establish such relationships, the company will continue to sell its common stock in this Offering. Thereafter, it may seek to do additional registration statements. Finally, it will look towards Mr. Watts for additional capital.

March 2012 – Launch and market the Company’s “lease-purchase” program to low income buyers of our properties thus providing home ownership to those who might not be able to purchase a home and also cash flow to the Company.   We will not reach this milestone unless we sell at least $50,000 of our common stock from this Offering.

Second Quarter 2012 – start selling any short term flips the company may have acquired with funds in Quarter 1 (if any have been acquired). We will not be able to reach this milestone unless we sell at least $50,000 of our common stock or receive additional financing from our officer and director, Mr. Watts.

June 2012 – reinvest any proceeds received from sales of properties into the purchase of new properties or to provide rehab costs for properties currently owned by the Company (if necessary).  We will only be able to reach this milestone if we sell at least $50,000 of our common stock. It is possible that this milestone may not be reached by June 2012 if we do not sell sufficient amounts of our common stock. It is also possible that we won’t have any proceeds from the sale of properties, at which point, we may be insolvent.

September 2012 – Seek out larger properties such as mobile home parks, in accordance with the Company’s business plan, if capital resources permit. We will need additional capital resources from the sale of additional common stock, from private equity firms, REIT’s, and bank financing. If we have enough capital to reach this milestone, we will most likely have several sources of additional capital available as listed above.

November 2012 – Purchase first mobile home park with the intent to develop a land-lease arrangement on a potential property. We intend on financing this with capital reserves, retained earnings, and bank financing.

Board of Advisors, page 41

16.       We note you have not responded to comment 39 of our letter dated October 6, 2011.  We therefore reissue our prior comment.  Please revise your disclosure to explain the role of your Board of Advisors.

We have added this explanation:

Our Advisors do not have any voting rights except, if they do become shareholders, as shareholders. The Board of Advisors merely advise Mr. Watts on best practices in accordance with the individual advisor’s area of expertise. Mr. Watts, along with other officers of the company, do not have to act in accordance with the advice provided by the Board of Advisors. Mr. Watts looks to these individuals both collectively and individually for advice on Company management and planning.

Other Expenses of Issuance and Distribution, page 45

17.       We note you have not revised your disclosure in response to comment 42 of our letter dated October 6, 2011.  We therefore reissue our prior comment.  We note you indicate on page 45 that the SEC registration fee is $25, legal fees and expenses are $20,000 and accounting fees and expenses are $3,500.  We further note you indicate in the Calculation of Registration Fee Table on page 2 that the registration fee is $52.25.  In addition, we note that in the Use of Proceeds Table on page 17 you indicate that accounting fees are $2,500 and legal fees are $15,000.  Please revise for consistency or explain.

The discrepancy regarding Use of Proceeds for legal fees and accounting fees is quite simple: Mr. Watts has already paid for some of these fees. Specifically, he has paid $5,000 for legal fees and $1,000 for accounting fees. Mr. Watts is not seeking reimbursement from the Use of Proceeds for these fees already paid but may seek reimbursement for the remaining $2,500 that will become due for accounting fees and $15,000 for legal fees.

The $25 fee for SEC registration has been revised to read $52.25, the correct amount actually paid.

Exhibits Index, page 46
Exhibit 23.1

18.       We note that the consent from your registered independent public accounting firm is dated August 19, 2011.  Within your next amended registration statement, please ensure that the consent date is consistent with the filing date of such amendment.

Revised.

Thank you for your time. Please advise us if we may file for acceleration.

Sincerely,

Jillian Ivey Sidoti, Esq.

Enclosures